EXHIBIT 99.1
FOR IMMEDIATE RELEASE

            S & K FAMOUS BRANDS ANNOUNCES EXPIRATION OF TENDER OFFER,
                    STEWART KASEN BEGINS AS PRESIDENT AND CEO

Richmond, VA, April 29, 2002--S & K Famous Brands, Inc. (NASDAQ: SKFB; www.skmenswear.com) announced today that the Company's offer to purchase shares of its common stock expired at 5:00 p.m. on Friday, April 26, 2002. The Company had offered to purchase up to approximately 1.818 million shares of its common stock for $11.00 per share under the terms and conditions set forth in an offer to purchase dated March 28, 2002 and the related letter of transmittal, as amended.

         Shareholders of the Company tendered approximately 1.553 million shares. The Company will, acting through the depositary agent for the transaction, Mellon Investor Services LLC, promptly pay the purchase price of $11.00 per share for all shares properly tendered.

         As of April 26, 2002, the Company had approximately 4.056 million shares of common stock issued and outstanding. As a result of the offer, the Company expects to have approximately 2.503 million shares of common stock issued and outstanding following payment for the accepted shares. Davenport & Company LLC served as financial advisor to the Company on the tender offer.

         The Company also announced that Stewart M. Kasen has assumed his new position as President and CEO and is working full-time at the Company, effective today. Kasen is an experienced retail industry executive and was unanimously approved for his new position by the Company's Board of Directors at its March meeting. Stuart C. Siegel, Chairman, said, "The effects of the tender offer and the addition of Kasen to S&K's management team will further strengthen our Company's momentum going forward. We continue to believe that the repurchase of shares represents an attractive use of capital for us and an efficient means to provide value to our shareholders. We appreciate all of the shareholders who have recommitted themselves to our business through this process, and we look forward to working together in growing S&K as the U.S. retail environment continues to improve." As announced on March 27, Siegel will continue as Chairman of the Board, while Donald W. Colbert has been elevated to Vice Chairman, in addition to serving as Chief Operating Officer.

         S & K Famous Brands, Inc. is a retailer of value-priced menswear operating 236 stores in 27 states reaching from the East Coast to Texas and from Maine to Florida. S & K offers a complete line of men's apparel generally priced 20-40% below department store and specialty store regular prices. For more information, go to our Web site at http://www.skmenswear.com.

Except for historical information contained herein, the statements in this release may be forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the value-priced men's apparel industry in general and in the Company's specific market area, inflation, changes in costs of goods and services and economic conditions in general and in the Company's specific market area. Those and other risks are more fully described in the Company's filings with the Securities and Exchange Commission
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